Exhibit (a)(3)

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

September 18, 2013

Amendment No. 2 to Agreement and Declaration of Trust

Certificate and Instrument of Amendment

The undersigned, being at least a majority of the trustees of Blackstone Alternative Investment Funds (the “Trust”), an unincorporated voluntary association organized and existing under and by virtue of the laws of The Commonwealth of Massachusetts, do hereby adopt the following resolutions pursuant to Article IX, Section 8 of the Agreement and Declaration of Trust of the Trust dated August 27, 2012, as amended on September 10, 2012 (the “Declaration of Trust”), and in lieu of a special meeting of the board of trustees of the Trust:

RESOLVED:

The first sentence of Article VIII, Section 1 of the Agreement and Declaration of Trust is hereby amended to read in its entirety as follows:

“The Trust shall indemnify each of its Trustees and officers, including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (each such Trustee, officer or person hereinafter referred to as a “Covered Person”), against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person, except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or was at least not opposed to the best interests of the Trust and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.”

RESOLVED:	Article VIII, Section 3 of the Agreement and Declaration of Trust is hereby amended to read in its entirety as follows:

“For purposes of the determination or opinion referred to in clause (c) of Section 1 of this Article VIII or clauses (x) or (y) of Section 2 of this Article VIII, the majority of disinterested Trustees acting on the matter or independent legal counsel, as the case may be, shall be entitled to rely upon a rebuttable presumption that the Covered Person acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or was at least not opposed to the best interests of the Trust and that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.”

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IN WITNESS WHEREOF, we have executed this instrument as of the dates set forth below.

/s/ John M. Brown	September 18, 2013
John M. Brown, Trustee

/s/ Paul J. Lawler	September 18, 2013
Paul J. Lawler, Trustee

/s/ Frank J. Coates	September 18, 2013
Frank J. Coates, Trustee

/s/ Kristen M. Leopold	September 18, 2013
Kristen M. Leopold, Trustee

/s/ Peter Koffler	September 18, 2013
Peter Koffler, Trustee